

April 24, 2017

George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

  Re: Lloyds Banking Group plc
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 10, 2017
    File No. 001-15246

Dear Mr. Culmer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Operating and Financial Review and Prospects – Net Interest Income, page 17

1. We note your disclosure that "net interest income in 2016 includes a charge of £2,057 million in respect of amounts payable to unitholders in consolidated open-ended investment companies compared to a charge in 2015 of £244 million" and that the increase "reflects more favourable market conditions." Please provide us detail of the amounts of consolidated open-ended investment companies recognized in your balance sheet and income statement as of December 31, 2016 and 2015 and for the years then ended and explain how more favourable market conditions resulted in a large net charge to net interest income. Please also revise your future periodic filings to provide additional detail and analysis of the underlying reasons for the impact of consolidated open-ended investment companies on specific income statement line items including the overall impact to your shareholders.

<u>Regulation, page 180</u>

2. You disclose that you engage, or have engaged, in transactions with counterparties in countries which the U.S. State Department designates as state sponsors of terrorism, including Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your letter to us dated October 31, 2014, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

3. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. We note your quantitative disclosure regarding business in these countries. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at (202) 551-3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services